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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 2 1 2003 WASH. D.C. 155 SECTION

SEC FILE NUMBER
8- 19363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROOSEVELT & CROSS, INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 EXCHANGE PLACE
(No. and Street)

NEW YORK | NEW YORK | 10005
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RAYMOND J. O'SULLIVAN (212) 344-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LOUIS STERNBACH & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

1333 BROADWAY - SUITE 516 | NEW YORK | NY | 10018
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond J. O'Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roosevelt & Cross, Incorporated, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA A. BARREIRO
Notary Public, State of New York
No. 31-4767565
Qualified in New York County
Commission Expires Feb. 28, 2004

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROOSEVELT & CROSS, INCORPORATED

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

ROOSEVELT & CROSS INCORPORATED

FINANCIAL STATEMENTS AND SCHEDULES

Schedules:

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors
Roosevelt & Cross Incorporated

We have audited the accompanying statement of financial condition of Roosevelt & Cross Incorporated as of December 31, 2002, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roosevelt & Cross Incorporated as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louis Sternbach & Company, LLP
Certified Public Accountants

February 3, 2003
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash in bank		$ 839,185
Special reserve bank account		100
Due from customers		873,542
Receivables from joint ventures		640,759
Interest receivable - State and Municipal Government Obligations		399,822
State and Municipal Government Obligations, at market value		62,175,202
United States Government Obligations, at market value		1,999,375
Bonds failed to deliver		118,911
Good faith deposits		71,923
Other receivables		13,604
Redemptions receivable		23,600
Miscellaneous current assets		87,300
Total Current Assets		67,243,323
FIXED ASSETS		
Office furniture, fixtures and equipment	$ 618,329	
Leasehold improvements	293,699	
Computers	840,942	
	1,752,970	
Less: Accumulated depreciation	1,584,126	
Total Fixed Assets		168,844
OTHER ASSETS		
Deposits		429,510
		$67,841,677

See accompanying notes.

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES			
Demand note payable			$ 40,843,130
Bonds failed to receive			230,289
State and municipal government obligations – at market value			132,489
Due to customers			1,292,005
Accrued expenses and taxes payable			4,215,678
Total Liabilities			46,713,591
COMMITMENTS AND CONTINGENT LIABILITIES			
SHAREHOLDERS' EQUITY			
Common stock	- $10 par value		
Authorized	- 500,000 shares		
Issued and outstanding	- 200,369 shares	$ 2,003,690	
Capital in excess of par value		10,536,719	
Retained earnings		8,587,677	
Total Shareholders' Equity			21,128,086
			$67,841,677

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

INCOME		
Trading profits		$20,988,506
Interest		1,539,519
Other income		5,562,572
Total Income		28,090,597
EXPENSES		
Salaries	$20,397,417	
Interest	212,379	
Rent	411,412	
Clearance charges	499,504	
Payroll and other taxes	605,139	
Promotional and travel expenses	542,736	
Advertising	59,376	
Telephone and telegraph	232,278	
Printing, stationery and office supplies	161,875	
Postage and delivery	139,834	
Administrative expenses	148,125	
Professional fees	186,374	
Books and periodicals	21,743	
Depreciation and amortization	85,405	
Miscellaneous expenses	165,678	
Fees and assessments	109,011	
Insurance	189,066	
Equipment rental and servicing	136,457	
Employee benefits	429,351	
Contributions	195,582	
Computer expenses	766,933	
Profit sharing expense	1,028,237	
Total Expenses		26,723,912
INCOME BEFORE PROVISION FOR INCOME TAXES		1,366,685
PROVISION FOR INCOME TAXES		159,997
NET INCOME		$ 1,206,688

See accompanying notes.

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

BALANCE - JANUARY 1, 2002			$17,963,886
Add:	Net income	$1,206,688	
	Proceeds from issuance of 20,889 shares of common stock	2,076,993	3,283,681
			21,247,567
Less:	Retirement of 1,193 shares of common stock		119,481
BALANCE - DECEMBER 31, 2002			$21,128,086

See accompanying notes.

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$1,206,688
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	85,405
Increase in operating assets and liabilities, detailed below	(3,033,551)
Net Cash (Used in) Operating Activities	(1,741,458)
CASH FLOW (USED IN) INVESTING ACTIVITIES	
Capital expenditures, net of retirements	(77,873)
Increase in security deposits	(14,041)
Net Cash (Used in) Investing Activities	(91,914)
CASH FLOW FROM FINANCING ACTIVITIES	
Issuance of common stock	2,076,993
Retirement of common stock	(119,481)
Net Cash Provided By Financing Activities	$ 1,957,512
INCREASE IN CASH	124,140
CASH - BEGINNING OF YEAR	715,045
CASH - END OF YEAR	$ 839,185
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ 212,452
Income taxes	$ 86,195

See accompanying notes.

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2002

SUBORDINATED LIABILITIES - JANUARY 1, 2002	$ -0-
SUBORDINATED LIABILITIES - DECEMBER 31, 2002	$ -0-

See accompanying notes.

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CASH FLOWS - Continued

FOR THE YEAR ENDED DECEMBER 31, 2002

OPERATING ASSETS AND LIABILITIES

(Increase) decrease - Due from customers	$ 1,004,573
(Increase) decrease - Receivables from joint ventures	3,493,422
(Increase) decrease - Interest receivable - State and Municipal Government Obligations	(39,356)
(Increase) decrease - Interest receivable - United States Government Obligations	12,231
(Increase) decrease - State and Municipal Government Obligations, at market value	(15,344,951)
(Increase) decrease - United States Government Obligations, at market value	(471,250)
(Increase) decrease - Bonds failed to deliver	98,210
(Increase) decrease - Good faith deposits	95,901
(Increase) decrease - Other receivables	51,812
(Increase) decrease - Redemptions receivable	378,200
(Increase) decrease - Miscellaneous current assets	17,412
Increase (decrease) - Demand note payable	6,117,730
Increase (decrease) - Bonds failed to receive	3,239
Increase (decrease) - Due to customers	(1,196,677)
Increase (decrease) - Short positions - State and Municipal Government Obligations, at market value	132,489
Increase (decrease) - Accrued expenses and taxes payable	2,613,464
(INCREASE) IN OPERATING ASSETS AND LIABILITIES	($3,033,551)

See accompanying notes.

ROOSEVELT & CROSS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of these financial statements.

TRANSACTIONS

Federal, State and Municipal Obligation transactions are recorded on a settlement date basis, generally the third business day following the transaction date, unless the difference between settlement and trade date is significant to the Company's financial statements.

INVENTORY VALUATION

Federal, State and Municipal Obligations are stated at market value and the resultant gain or loss is reflected in the Statement of Income.

FIXED ASSETS

Depreciation has been provided primarily by the use of the straight line and accelerated depreciation methods over the estimated useful life of the assets.

Maintenance and repair costs are charged to operations as incurred, renewals and betterments are charged to the appropriate asset accounts.

On retirement or sale of the property, the respective property accounts are reduced by cost of the property retired or sold and accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

NOTE 2 - CUSTOMER ACCOUNTS

Accounts receivable from customers include amounts due on incomplete transactions. Securities held for customers as collateral for these receivables or for safekeeping are not reflected in the financial statements.

ROOSEVELT & CROSS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 3 - RECEIVABLES FROM JOINT VENTURES

The Company is the manager of various joint ventures in the purchase and sale of State and Municipal Obligations. The Company as manager of these joint ventures advances the funds for the purchase of these bonds and in turn uses the bonds as collateral for their demand loan to provide such funds. At December 31, 2002, the amount advanced on behalf of joint venture participants is $640,759.

NOTE 4 - DEMAND NOTES PAYABLE

At December 31, 2002, the Company was indebted to banks for demand loans in the amount of $40,843,130. The aforementioned loans are collateralized by State, Municipal and Government Obligations. (See Note 1).

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company at December 31, 2002 had a contingent liability in the amount of $9,345,000 for the State or Municipal bonds purchased on a when-issued basis and not settled as of December 31, 2002.

The Company's future minimum lease commitments under real estate leases are as follows:

YEAR ENDED	
December 31, 2003	$392,133
December 31, 2004	125,076
December 31, 2005	112,579
December 31, 2006	89,940
December 31, 2007	41,879

Several leases require cost of living increases and increases in real estate taxes over the base year.

ROOSEVELT & CROSS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES - Continued

As of December 31, 2002, except as noted above, the Company had no financial instruments with off balance sheet risk of a material nature.

Counsel for the Company advises that there is no litigation of a material nature pending against the Company.

NOTE 6 - POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3

The Company at December 31, 2002 had possession and control of all fully paid securities.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered municipal securities broker and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchanges Commissions Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2002, the Company had net capital of $16,711,890 which exceeded the requirements by $16,344,693.

NOTE 8 - FAIR VALUE

The carrying amounts reflected in the balance sheet for all Current Assets, Other Assets, Current Liabilities and Liabilities Subordinated to Claims of General Creditors approximate their fair values.

NOTE 9 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SCHEDULE I

ROOSEVELT & CROSS INCORPORATED

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2002

TOTAL SHAREHOLDERS' EQUITY		$21,128,086
TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		$21,128,086
DEDUCTIONS OR CHARGES:		
Non-allowable assets:		
Net book value of fixed assets	$168,844	
Loans and exchanges	45,000	
Miscellaneous receivables	82,369	
Customer unsecured debit balances	100,000	
Total Non-Allowable Assets	396,213	
Other deductions and/or charges	65,000	
Total Deductions Or Charges		461,213
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		20,666,873
HAIRCUTS		
Contractual securities	607,425	
State and Municipal Government Obligations	3,247,558	
Other	100,000	
Total Haircuts		3,954,983
NET CAPITAL		$16,711,890

ROOSEVELT & CROSS INCORPORATED

COMPUTATION OF AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS LIABILITIES	
Due to customers	$1,292,005
Accrued expenses and taxes payable	4,215,678
TOTAL AGGREGATE INDEBTEDNESS	$5,507,683
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	32.96%
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL AFTER ANTICIPATED CAPITAL WITHDRAWALS	32.96%

ROOSEVELT & CROSS INCORPORATED

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2002

MINIMUM NET CAPITAL REQUIRED - 6 2/3% OF TOTAL AGGREGATE INDEBTEDNESS	$ 367,197
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 250,000
NET CAPITAL REQUIREMENT	$ 367,197
EXCESS NET CAPITAL	
(Net capital less net capital requirement)	$16,344,693
EXCESS NET CAPITAL AT 1000%	
(Net capital less 10% of aggregate indebtedness)	$16,161,122

ROOSEVELT & CROSS INCORPORATED

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

AS OF DECEMBER 31, 2002

NET CAPITAL PER UNAUDITED X17A-5	$16,711,890
NET CAPITAL PER AUDITED REPORT	$16,711,890

SCHEDULE II

ROOSEVELT & CROSS INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS-DEALERS UNDER RULE 15C3-3

AS OF DECEMBER 31, 2002

CREDIT BALANCES	
Free credit balances and other balances in customers' accounts	$1,292,005
Monies borrowed collaterized by securities carried for accounts of customers	53,049
Customers' securities failed to receive	50,457
Credit balances in firm accounts which are attributable to principal sales to customers	130,000
Total Credits	1,525,511
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net deductions pursuant to Rule 15c3-3	864,807
Securities borrowed to effecuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	50,000
Customer securities not older than 30 days failed to deliver	53,049
Total Debits	967,856
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 557,655
COLLATERAL HELD AS DEPOSITS FOR RESERVE REQUIREMENTS	
Cash on deposit in reserve bank account	$ 100
$1,500,000 U.S. Treasury Bills 0% due 01/02/03, at market value	1,500,000
$ 500,000 U.S. Treasury Bills 0% due 02/06/03, at market value	499,375
	$1,999,745

SCHEDULE II - (Continued)

ROOSEVELT & CROSS INCORPORATED

RECONCILIATION OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS-DEALERS UNDER RULE 15C3-3
TO SUBMITTED UNAUDITED REPORT

AS OF DECEMBER 31, 2002

	PER UNAUDITED X 17A-5	PER AUDITED REPORT
CREDIT BALANCES		
Free credit balances and other balances in customers' accounts	$1,292,005	$1,292,005
Monies borrowed collaterized by securities carried for accounts of customers	53,049	53,049
Customers' securities failed to receive	50,457	50,457
Credit balances in firm accounts which are attributable to principal sales to customers	130,000	130,000
Total Credits	1,525,511	1,525,511
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	864,807	864,807
Securities borrowed to effecuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	50,000	50,000
Customer securities not older than 30 days failed to deliver	53,049	53,049
Total Debits	967,856	967,856
EXCESS OF TOTAL DEBITS OVER TOTAL CREDITS	$ 557,655	$ 557,655
COLLATERAL HELD AS DEPOSITS FOR RESERVE REQUIREMENTS		
Cash on deposit in reserve bank account	$ 100	$ 100
$1,500,000 U.S. Treasury Bills 0% due 01/02/03, at market value	1,500,000	1,500,000
$ 500,000 U.S. Treasury Bills 0% due 02/06/03, at market value	499,375	499,375
	$1,999,475	$1,999,475

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Roosevelt & Cross Incorporated

We have examined the financial statements of Roosevelt & Cross Incorporated for the year ended December 31, 2002 and have issued our report thereon dated February 3, 2003. As part of our examination, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities and the practice and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personnel factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgment required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2002, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weaknesses that we believe to be material.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 3, 2003
New York, New York